Morgan

RECEIVED

2004 JUL 19 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

14th July 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

[redacted]

04035561

SUPPL

Re: <u>The Morgan Crucible Company plc – File No. 82-3387</u>

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

dlw 7/19

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Notice of Results
Released	07:00 09-Jul-04
Number	6637A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:6637A
Morgan Crucible Co PLC
09 July 2004

9 July 2004

The Morgan Crucible Company plc
Notice of Results

Morgan Crucible will announce its Interim results for the six months to 4th July 2004 on Wednesday 4th August 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

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